SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              PACIFICA BANCORP, INC.
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                                (Name of issuer)

                         	  COMMON STOCK

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                         (Title of class of securities)

                      SEC File Number:  000-32385**
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                                 (CUSIP number)

         			Steven C. Gregory
				CMG Advisors, LLC
			       999 3rd Ave.  #3800
				Seattle, WA. 98104
				  (206)-694-4530
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 19, 2005
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             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|
..

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

               (Continued on following pages) (Page 1 of 5 Pages)
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      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. N/A                   13D                      Page 2 of 5 Pages
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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ ]

                 CMG ADVISORS, LLC  ("Reporting Entity")
                 EIN No. 91-2097319
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|
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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS
                             AF
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Reporting Entity:       State of Washington
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                         7  SOLE VOTING POWER
NUMBER OF
SHARES                                        197,390
BENEFICIALLY             -------------------------------------------------------
OWNED BY
EACH                     8  SHARED VOTING POWER
REPORTING
PERSON WITH                                         -0-
                         -------------------------------------------------------
                         9  SOLE DISPOSITIVE POWER

                                              197,390
                        -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                                     -0-
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              197,390
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 5.58%
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  14    TYPE OF REPORTING PERSON

                                              Reporting Entity:  IA
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

CUSIP No. N/A                   13D                      Page 3 of 5 Pages
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ITEM 1. Security and Issuer

                  Common Stock
                  PACIFICA BANCORP
		  10900 NE 4th ST #200
		  BELLEVUE, WA. 98004


ITEM 2. Identity and background:

            1.    Reporting Entity

            a. 	  CMG Advisors, LLC
	    b.	  999 3rd Ave #3800  Seattle, WA 98104
            c.    State of Organization: Washington State
                  Principal Business: Investments
            d. 	  None
	    e.    None

            Name of Executive Officers and Principal Members of Reporting Entity

            a.    Steven C. Gregory
	    b.	  999 3rd Ave #3800  Seattle, WA. 98104
            c.    Investment Adviser/ manager of CMG Advisors
	    d.    None
	    e.    None
	    f.    USA

            a. 	  Mark J Swenson
	    b.    999 3rd Ave #3800  Seattle, WA. 98104
            c.    Investment Adviser/ manager of CMG Advisors
            d.    None
            e.    None
            f.    USA

CUSIP No. 	                   13D                      Page 4 of 5 Pages
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ITEM 3. Source and Amount of Funds or Other Consideration

            Source:           Working capital of Reporting Entity
            Amount:           $15,000,000


ITEM 4. Purpose of Transaction

            The securities were acquired solely for investment purposes. At this time, it is not anticipated that additional securities will be acquired by the reporting persons. The reporting persons have no present plans or proposals for any extraordinary corporate changes or transactions concerning the issuer.

ITEM 5. Interest in Securities of Issuer

            a. 197,390 shares of common stock
	    b. Percentage  of class:  5.58%

	    c. During the past 60 days, CMG Advisors purchased the following shares:

		  Date		Shares		Price per Share

		5-19-05		10,500		   $ 6.50

            d. N/A
	    e. N/A

CUSIP No.                   13D                      Page 5 of 5 Pages
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ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

                                      NONE

ITEM 7. Material to be filed as Exhibits

      				      NONE


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